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12012346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC

SEC FILE NUMBER
8- 45275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Summit Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Venture, Suite 100
(No. and Street)

Irvine (City) CA (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James L. Watts 949-727-9110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, James L. Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of pacific Summit Securities, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 ______ Signature of Document Signer No. 2 (if any) ______

State of California

County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 22nd (Date) day of FEBRUARY (Month), 2012 (Year), by

(1) JAMES WATTS (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ✓

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JOANNE C. JOHNSTON
Commission # 1801742
Notary Public - California
Orange County
My Comm. Expires Jul 2, 2012

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Pacific Summit Securities

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pacific Summit Securities
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Summit Securities (the Company) as of December 31, 2011 and related statements of income (loss), changes in financial condition, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2011 and the related statements of income (loss), changes in financial condition and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Pacific Summit Securities will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. In addition, the Company has stopped trading because of its Net Capital deficiency. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 11, 2012

Pacific Summit Securities
Statement of Financial Condition
December 31, 2011

Assets

Cash - checking		$ 4,878
Prepaid expenses		-
Total Assets		$ 4,878

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses		$ 1,445
Due to officer		245
Total Liabilities		1,690
Stockholder's Equity		
Common stock ($0 par value, 1,000 shares authorized, 200 shares issued and outstanding)	$10,000	
Paid-in capital	1,000	
Retained earnings (deficit)	(7,812)	3,188
Total Liabilities and Stockholder's Equity		$ 4,878

See Accompanying Notes to Financial Statements

Pacific Summit Securities
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Financing fee	$ 32,604
Consulting income	92,925
Total Revenues	125,529
Operating Expenses	
Advertising and marketing	6,554
Auto expense	3,600
Charitable donation	500
Insurance	6,840
Outside services	9,930
Professional fees	3,592
Rent and utilities	15,917
All other expenses	2,744
Total Operating Expenses	49,677
Income Before Tax	75,852
Provision for State Taxes	800
Net Income	$ 75,052

See Accompanying Notes to Financial Statements

Pacific Summit Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	200	$10,000	$ 1,000	$ (1,287)	$ 9,713
Stockholder's distribution				(81,577)	(81,577)
Net Income				75,052	75,052
Balance, December 31, 2011	200	$10,000	$ 1,000	$ (7,812)	$ 3,188

See Accompanying Notes to Financial Statements

Pacific Summit Securities
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net income	$ 75,052
Changes in operating assets and liabilities:	
Prepaid expenses and deposits	291
Accrued expenses	(522)
Due to officer	245
Net cash provided from operating activities	75,066
Cash Flows for Investing Activities:	-
Cash Flows for Financing Activities:	
Distribution of capital	(81,577)
Cash Flows from Financing Activities	(81,577)
Net increase in cash	(6,511)
Cash at beginning of year	11,389
Cash at end of year	$ 4,878

SUPPLEMENTAL INFORMATION

Interest paid	$ -
Income taxes paid	$ -

See Accompanying Notes to Financial Statements

Pacific Summit Securities
Notes to Financial Statements
December 31, 2011

NOTE 1 - NATURE OF BUSINESS

Pacific Summit Securities, formerly South Coast Financial Securities, Inc. (the "Company") was incorporated in the State of California on October 28, 1992 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On February 8, 1993, the Company became registered as a broker-dealer with the National Association of Securities Dealers, Inc. ("NASD"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company was primarily engaged in general securities trading of domestic and international equities. Subsequent to the change in ownership in 1999, the Company specializes in private financing and collects transaction fees for their services. In addition, the Company engages in merger and acquisition (M&A) advisory business on a commission basis and also conducts fee based advisory services such as the preparation of valuations and fairness opinions. The Company has one location in Southern California. The Company's customers are located in the United States. All financial transactions are conducted with Accredited Investors and funds are collected and disbursed in escrow accounts maintained by reputed banking institutions or, in the alternative, funds are wired directly from institutional investors to the account(s) of the issuers.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d) (3) of the Securities Exchange Commission.

The Company is in violation of Net Capital Required by Rule 15c3-1 and has ceased doing business at the end of December 31, 2011 and has filed with FINRA to withdraw as a broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, as defined under such provisions. See page 10 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is a 1.5% state tax with an $800 minimum.

NOTE 5 - PENSION PLAN

The Company maintains a retirement plan covering substantially all of its employees. Retirement benefits are provided through the PayChex Retirement Benefit Plan. No contributions were made to the retirement plan in fiscal year 2011.

The Profit Sharing and Savings Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible employees up to a maximum of 25% of employee compensation.

NOTE 6 - RELATED PARTY TRANSACTIONS

During the year, the Company reimbursed its shareholder $29,022 in expenses paid by the shareholder on behalf of the Company.

NOTE 7 - SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through February 11, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

In addition, management has filed with FINRA to withdraw as a broker-dealer.

NOTE 8 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2010, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2011 because the Company's SIPC Net Operating Revenues are under $500,000.

Pacific Summit Securities
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2011

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 3,188
Non allowable assets:	
Deposits	-
Net Capital	$ 3,188
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6-2/3% of net aggregate indebtedness	$ 113
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ (1,812)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,019
Computation of Aggregate Indebtedness	
Total liabilities net of deferred income taxes payable and deferred income	$ 1,690
Aggregate indebtedness to net capital	.53 to 1

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 4,261
Variance	
Accrued expenses	(1,073)
Net Capital per Audited Report	$ 3,188

See Accompanying Notes to Financial Statements

Pacific Summit Securities
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Pacific Summit Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Pacific Summit Securities
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Pacific Summit Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Pacific Summit Securities
Irvine, California

In planning and performing my audit of the financial statements of Pacific Summit Securities (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Pacific Summit Securities
Irvine, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 11, 2012